UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 15 August 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes            No X

Issued by Harmony Gold
Mining Company Limited
15 August 2011
For more details contact:
Henrika Basterfield
Investor Relations Officer
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations

+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Harmony stronger year on year
Johannesburg: 15 August 2011: Harmony Gold Mining Company Limited (‘Harmony’ or
the ‘Company’) today released its financial results for the quarter and the year ended
30 June 2011.

Graham Briggs, Harmony’s Chief Executive Officer commented, “The 2011 financial year was filled with some notable achievements for Harmony. We improved our safety rates, secured excellent exploration results, continued to build up our operations and future production potential, with certain operations already generating free operational cash flow.
Hidden Valley in Papua New Guinea (PNG) is now an operating mine and is Harmony’s first greenfields offshore development, which was formally opened in September 2010.
Within our South Africa portfolio, Kusasalethu, Doornkop and Phakisa, all of which are in build-up, a long with Tshepong and Masimong have been steady contributors to production. We have also dealt positively with the challenges encountered at mines such as Evander, Target and Joel to ensure they are positioned to deliver on their production targets”.

Year on year

The operations in the build-up phase showed an increase in gold production of 22%.
Hidden Valley increased its production by 64% to 3 118kg, from 1 903kg produced in the previous financial year. Doornkop’s production increased by 562kg (29%), Phakisa’s by
391kg (29%) and Kusasalethu’s by 165kg (3%) on a year on year basis. Underground grade also increased to 4.60g/t.

Headline earnings improved to R957 million, in comparison to R4 million in the previous year. Harmony recorded a net profit of R617 million (R192m in FY 2010) for financial year
2011.

Gold production for the year under review decreased by 9% - mainly as a result of the shaft closures during the 2011 financial year. Year on year cash operating costs in Rand terms increased by R686 million or 8%, mainly due to restructuring costs, the inclusion of
Target 3 (which started commercial production in the past quarter), higher electricity costs and higher labour costs. This resulted in the cash operating cost in R/kg terms increasing by 16% from R195 162/kg in FY10 to R22 6 667/kg FY11. Rand per tonne unit costs remained stable at R469/tonne.

Capital expenditure was spent responsibly and decreased by R 317million (10%)
compared to the previous financial year. This is mainly attributed to a reduction in capital spent on Hidden Valley by 47% or R252 million. In addition, the capital spent at the South
African operations decreased by R65 million (2%), due to reduced expenditure at Phakisa
(R117 million), Doornkop (R50 million) and Kusasalethu (R50 million).

Harmony has invested a great deal in the expansion of its production base in South Africa and PNG over the last couple of years. The resource base in PNG now represents 10% of
Harmony’s total gold resources (or 21% of the resource on a gold equivalent basis
1
),
which is in line with the Company’s long term strategy of geographic diversification.

Quarter on quarter

Gold production for the June 2011 quarter is 3% higher than the previous quarter, despite days lost to public holidays. The past quarter saw excellent improvements in development metres, mainly at the build-up operations. Quarter on quarter, cash operating costs in R/kg terms were 12% higher, mainly due to higher electricity and stores costs, as well as the inclusion of Target 3 in our operating results. Higher stores costs are due to additional maintenance performed during public holidays. Electricity costs are higher due to a 25%
increase in tariffs as from April 2011 and the inclusion of one month’s winter tariff.

Operating profit at R901 million was 5% higher, primarily attributable to the increase in the average Rand gold price received.

Harmony secures US$300m debt facility

Harmony has strengthened its financial flexibility through obtaining a 4 year US$300 million revolving credit facility with Nedbank Limited and FirstRand Bank Limited. This facility is specifically ear-marked for its activities in PNG.

In conclusion

Graham Briggs concluded, “Harmony is positioned to deliver long term value. We have made good progress in getting the Company where we want it to be – producing safe and quality ounces. Paying a dividend demonstrates our belief that Harmony is in a healthy state, and as such are pleased to pay a dividend of 60 cents. This also serves as a sign of gratitude towards our shareholders for their continued support”. He also added, “We remain focused on delivering in line with market expectations through the course of 2012.”
¹ Gold equivalent based on US$1150/oz Au, US$2.50/lb Cu, US$13.50/oz Ag at 100% recovery for metals.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 15, 2011
Harmony Gold Mining Company Limited
By: /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director